Mail Stop 6010

January 11, 2008

Michael D. Mangan
Chief Financial Officer
The Black & Decker Corporation
701 East Joppa Road
Towson, MD 21286

       Re: **The Black & Decker Corporation**
              Annual Report on Form 10-K for the fiscal year ended December 31, 2006
              File No. 333-03593

Dear Mr. Mangan:

       We have completed our review of your Form 10-K for the fiscal year ended December 31, 2006 and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Tim Buchmiller
                       Senior Attorney

cc (via fax):   Charles E. Fenton, Esq.